April 21, 2006

VIA EDGAR CORRESPONDENCE AND FACSIMILE

H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	uBid.com Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 10, 2006 File No. 333-131733

Dear Mr. Owings:

We are writing in response to your letter dated April 11, 2006, regarding the Registration Statement on Form S-1 of uBid.com Holdings, Inc. (the "Company"), filed on February 10, 2006, as amended March 28, 2006, File Number 333-131733 (the "Registration Statement"). To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement.

General

1.	Please consider whether an amendment to your Form 10-K for the year ended December 31, 2005 is necessary based on any revisions to your financial statements resulting from the comments below.

RESPONSE: We have revised our Annual Report on Form 10-K for the year ended December 31, 2005 based on the changes discussed below. We intend to file an amended Annual Report on Form 10-K/A concurrently with the filing of our Second Amendment to the registration statement on Form S-1/A.

Balance Sheets, page F-3

2.
With reference to the applicable authoritative guidance, such as SFAS 150, ASR 268 and EITF Topic D-98, please tell us in detail the terms of your redeemable common stock which support classification of the stock as temporary equity as opposed to a liability, as of December 31, 2005.

RESPONSE: On December 29, 2005, upon the closing of the merger by which uBid, Inc. became our wholly owned subsidiary, the holders of uBid, Inc.’s issued and outstanding capital stock before the merger surrendered all of their shares and received 8,800,000 shares of our common stock and no warrants. Up to 444,444 of such shares of our common stock were subject to redemption. On December 29, 2005 we completed the first part of a private offering (the”First Closing”) to accredited investors. We sold 10,000,003 shares of our common stock and warrants to purchase 2,500,003 shares of our common stock (the "Units"). There were 2,222,224 shares from the First Closing of the private placement offering subject to redemption. No other shares had a redemption right.

The terms of these 2,666,668 shares of redeemable common stock were as follows:

•	The redemption price was set at $4.50 per share.

•	None of the shares were redeemable if a minimum 10,000,003 Units were not sold in the First Closing.

•	All of the shares were mandatorily redeemable if an additional 3,000,000 Units were sold in a second closing within 40 days of the First Closing.

•
To the extent that between 10,000,000 and 13,000,000 Units were sold, the maximum number of shares that could be redeemed would be based on the proceeds received upon the sale of Units over 10,000,000 (net of related issuance costs).

•
If less than 13,000,000 shares were sold, 600,667 shares of common stock would be issued to the prior uBid stockholders rather than being issued to the Company’s financial advisor, Calico Capital, LLC. Those prior uBid stockholders included the holders of the redeemable shares.

•
For any unredeemed shares after the completion of the second closing, the redemption provisions would expire immediately and the shares would become perpetual shares with exactly the same rights and terms as the other perpetual shares issued in the First Closing.

The provisions of SFAS 150 require financial instruments to be classified as liabilities under very specific conditions as outlined in paragraphs 9 through 12 of SFAS 150. Those conditions are:

1.
The financial instrument is issued in the form of shares that are mandatorily redeemable, defined as embodying an unconditional obligation of the issuer to redeem the securities by transferring assets at a specified or determined date (or dates) or upon an event certain to occur.

In our case, the redeemable securities were not mandatorily redeemable as of the date of issuance. At that date, it was possible that none or not enough Units in excess of 10,000,000 would be sold and, if not sold, the redemption provisions would have expired immediately and no redemption would have occurred for some or all of the redeemable shares.

We also note that if one considered the issuance of the portion of the 600,667 shares of common stock that the holders of redeemable shares would receive if some of the redeemable shares were ultimately not redeemed to be a direct result of the redemption features, the economic outlay by the Company would be in the form of its capital stock, not its assets. As such, this condition of SFAS 150 is not met.

We also note that when the conditional event that makes some or all of the redeemable shares mandatorily redeemable (i.e., the sale of more than 10,000,000 Units), the redeemable securities would, in fact, become a liability. However, that liability would be settled commensurate with the conditional event taking place (i.e., the second closing) at exactly the amount recorded as the carrying value of the redeemable stock. As such, no incremental gain, loss or accretion is required.

2.
The financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity share, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets.

This condition was not met, as the financial instrument was an outstanding share.

3.
The financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligations is based solely or predominantly on:

•	A fixed monetary amount known at inception, for example, a payable settleable with a number of the issuer’s equity shares;

•
Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and the settleable with variable number of the issuer’s equity shares; or

•	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example a written put option that could be net share settled.

This condition was not met as the financial instrument was an outstanding share whose obligation is not unconditional.

As such, the Company’s redeemable common shares are not liabilities pursuant to SFAS 150. Accordingly, the Company classified these shares as equity. However, pursuant to the guidance in ASR 268 and EITF D-98, these shares were classified as temporary equity rather than as permanent equity. Both ASR 268 and EITF D-98 require classification of redeemable securities as temporary equity if the redemption is not solely within the control of the issuer. In this case, the redemption is avoided only if, upon the Company offering to sell Units in excess of 10,000,000 Units, no investors agree to acquire those offered Units. As the investors' decisions to acquire or not acquire the offered Units were not within the sole control of the Company, temporary equity classification is required.

Statements of Cash Flows, page F-6

3.
We read your response to comment 8 in our letter dated March 10, 2006. Please refer to the remarks made by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding cash flows presentation of floor plan financing arrangements and explain to us why you believe your cash flows presentation is consistent with this guidance. Please note that Mr. Levine’s speech is available on our website at http://www.sec.gov/news/speech/spch120605jl.htm. In responding to our comment, please address whether IBM is ever both the supplier and the financing entity, or whether IBM is always a third party financier of the transaction. Also ensure we understand how the end result of your cash flows presentation is such that the net effect on operating cash flows is the amount of gross profit generated, as we do not believe that any other end result would be appropriate.

RESPONSE: We purchase product from various manufacturers such as Hewlett-Packard Company, JVC Company of America, Gateway, Inc. and Acer America Corporation through IBM Credit LLC a third party financier. Such purchases accounted for approximately 98%, 96% and 97% of total purchases under the IBM Flooring Facility arrangement for the periods ended December 31, 2003, 2004 and 2005.

We also purchase IBM computer products from IBM subsidiaries in transactions financed by IBM Credit LLC. Such purchases accounted for approximately 2%, 4% and 3% of total purchases for the periods ended December 31, 2003, 2004 and 2005.

IBM Credit LLC does not take a lien on any product that we purchase.

Our Cash Flow presentation is consistent with the guidance in the remarks made by Mr. Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding Cash Flows presentation of floor plan financing arrangements for third party financing arrangements. The transactions described as seller financing arrangements are not material for cash flow reporting purposes.

Upon the purchase of all inventory through the third party financing (whether purchased from another IBM subsidiary or other manufacturers), we report an increase to our flooring facility as a financing cash inflow, with a corresponding cash outflow for the increase in inventory. Upon repayment, the cash outflow is reported as a financing activity. The net effect on operating cash flow is the amount of gross profit generated. We adjust the gross profit generated by accreting through interest expense the effective yield method at a rate of 1% per month.

New Accounting Pronouncements, page F-11

4.
We read the revisions to your disclosure in response to comment 13 in our letter dated March 10, 2006. Please further revise the disclosure to discuss 1) the method of adoption of SFAS 123R you expect to utilize; and 2) the impact that adoption of the standard is expected to have in future periods. We assume such information is available for disclosure, as you were required to adopt SFAS 123R effective in the first quarter of fiscal 2006.

RESPONSE: Effective January 1, 2006, uBid adopted the fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) “Share-Based Payments” (“SFAS 123R”), using the modified prospective transition method and therefore have not restated results for prior periods. Under this transition method, stock-based compensation expense for the first quarter of 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123, Accounting for Stock-Based Compensation” ("SFAS 123”). Stock-based compensation expense for all stock-based compensation awards granted after December 31, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. uBid recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the three months ended March 31, 2006 is approximately $230,000.

The above description was added to Note 2 on pages F-10 and F-11 of the S-1/A and to Management's Discussion and Analysis on page 50.

Note 8. Related Party Transaction, page F-14,
Note 8. Promissory Notes, page F-15,
Note 19. Bridge Notes, page F-22

5.
We read your response to comment 14 in our letter dated March 10, 2006. Please tell us how your assessment of the value of the common shares exchanged takes into consideration the redemption feature of certain of the common shares that were exchanged. In this regard, it seems to us that a unit with one redeemable common share and ¼ warrant would be more valuable than a unit with one ordinary common share and ¼ warrant. We may have further comment.

RESPONSE: On December 29, 2005, the holders of uBid, Inc.’s issued and outstanding capital stock prior to the merger surrendered all of their shares of uBid, Inc. and received 8,800,000 shares of our common stock, with up to 444,444 of such shares of common stock subject to redemption at a redemption prior of $4.50. There were no warrants issued with the exchange of these shares. Upon the share exchange and pursuant to accounting guidance for reverse mergers with a public shell company, the historical financial statements of uBid became our financial statements and the share exchange was reflected as an issuance of common stock to our previous shareholders in exchange for the net assets of our company just prior to the share exchange. In addition to that accounting, since certain of the shares the prior uBid shareholders received in the exchange were redeemable shares, and since those shares (pursuant to our response to your current comment no. 2) must be reflected as temporary equity, we also reclassified the par value and APIC related to the 444,444 redeemable shares into temporary equity. The value of those redeemable shares was set at the redemption price of $4.50. No time value discount was considered as the redemption feature only lasted for a maximum of forty days.

In the First Closing of the private placement on December 29, 2005, 10,000,003 Units were issued with a Unit consisting of one share of common stock and a ¼ warrant. A total of 3,444,444 of those issued Units were issued in exchange for previously outstanding debt of $15,500,000. Of those 3,444,444 Units, 2,333,333 Units were issued to Petters Group in exchange for $10,500,000 of debt and 1,111,111 Units were issued to unrelated third parties in exchange for $5,000,000 of debt. The 1,111,111 Units issued to unrelated third parties included perpetual common shares plus the ¼ warrant. Of the 2,333,333 Units issued to the Petters Group, 2,222,224 units included redeemable common shares plus ¼ warrant and 111,109 units included perpetual shares plus ¼ warrant.

As described above, unrelated third party debt holders received a perpetual common share plus a ¼ warrant in exchange for each $4.50 of debt and Petters Group received mostly a redeemable common share plus a ¼ warrant for each $4.50 of debt. Concurrently, accredited investors, for cash, acquired other Units (consisting of a perpetual share plus ¼ warrant) for $4.50. The Company determined the value of a full warrant to be $2.08 using the Black-Scholes model and appropriate assumptions. As such, the value of ¼ warrant is $0.52. Therefore, the Company concluded that the value of a perpetual share, upon issuance at December 29, 2005, was $3.98 ($4.50 less $0.52). With these established values, the Company determined that extinguishing $4.50 of debt by issuing a perpetual share valued at $3.98 plus a ¼ warrant valued at $0.52 resulted in no gain or loss to the Company, and none was recorded.

For Petters Group that received mostly redeemable shares as part of their Units, the Company recognized that a value of $0.52 for a ¼ warrant in those Units was the same as previously computed (as the features and terms of the ¼ warrant are identical regardless of whether the ¼ warrant was issued in a Unit with a perpetual common share or a Unit with a redeemable common share). However, similar to the valuing of the redeemable shares issued in the merger as described above, the Company valued the redeemable shares issued in these Units at $4.50. As such, for these debt holders, for each $4.50 of debt extinguished in the exchange, the Company issued a common stock security valued at $4.50 and a ¼ warrant valued at $0.52, for an aggregate value of $5.02. Therefore, the Company realized a loss on the exchange of $0.52 per $4.50 of debt exchange for an aggregate of $1,155,556.

However, as indicated in footnote 1 to paragraph 20 of APB 26, extinguishment transactions between related entities may be in essence capital transactions. As capital transactions, the realized loss would be treated, for accounting purposes, as a dividend rather than as a direct reduction of net income.

We note that the Petters Group, just prior to the merger, controlled 70% of the voting power of uBid, and just after the merger, controlled 45% of the voting power of the combined company. As such, Petters Group had significant influence and control of the actions of the Company, including the transactions on December 29, 2005 when the redeemable shares were issued in partial exchange of the debt due to the Petters Group.

Pursuant to US GAAP guidance, the Company determined that the debt extinguishment on December 29, 2005, with the Petters Group was a related party transaction that, in accordance with paragraph 20 of APB 26, should be accounted for as a capital transaction rather than as a direct reduction of net income. However, the Company’s previously-filed Form 10-K for the year ended December 31, 2005 (nor the previously-filed Form S-1 registration statements of which this response letter relates) had not appropriately reflected this loss/dividend. As such, the Company has restated its financial statements for the year ended December 31, 2005 to reflect this dividend, including its impact on loss per share, and to more fully disclose the accounting impacts of the Unit for debt exchange of December 29, 2005. The Company disclosed its intention to restate its financial statements and to file an amended Form 10-K reflecting the restated financial statements on April 21, 2006, and filed the amended Form 10-K on April 21, 2006. In addition, we have revised the financial statements included in our Form S-1 to reflect these changes.

6.	Please revise to state separately the number of shares of common stock and the number of warrants that were issued to settle each debt transaction.

RESPONSE: Note 8, “Related Party Transaction, Promissory Notes” on page F-15 of the registration statement, has been changed as follows:

On December 29, 2005, Petters Group debt consisting of $10,500,000 under the secured credit agreements was cancelled and exchanged for 2,333,334 units consisting of 2,333,334 shares of common stock and 583,333 warrants with a five year life and an exercise price of $5.85. Of the shares of common stock issued, 2,222,224 of these shares were redeemable at $4.50 per share if the minimum 10,000,000 units were sold in the first private offering and if the second private offering occurred within 40 days of the first private offering. All accrued interest was paid on December 29, 2005. A loss of $1,156,000 on the extinguishment of debt was incurred and recorded as a deemed dividend.

Note 19, “Bridge Notes” on page F-22 of the registration statement, has been changed as follows:

On October 3, 2005, the Company issued unsecured promissory notes in the aggregate amount of $5,000,000 (the “Bridge Notes”) to two institutional investors (collectively, the “Note Holders”). In connection with the issuance of the Bridge Notes, the Company, upon the First Closing of our private offering on December 29, 2005, issued the Note Holders warrants to purchase 333,333 shares of common stock for a period of three years at a purchase price of $4.50. The warrants were recorded at fair value as interest expense in the accompanying statement of operations. In conjunction with the First Closing, the Bridge Notes were exchanged for 1,111,111 units consisting of 1,111,111 shares of common stock and 277,778 warrants with a five year life with an exercise price of $5.85. These shares did not have a redemption feature and no gain or loss was recorded in the exchange.

Exhibit 2.2

7.	We note your response to comment 16 in our letter dated March 10, 2006. We have not received your schedule supplementally and therefore we reissue the comment.

RESPONSE: The schedule was sent to the Commission in the version of our March 28, 2006 letter that was transmitted by facsimile; it was not filed with the EDGAR correspondence. We have attached it to the facsimile transmittal of this letter as well, and we do not intend to file it with the EDGAR correspondence of this letter.

* * *

We believe our responses contained herein adequately address your questions. Please feel free to call me at (773) 272-4461 or our counsel, Tom Horenkamp at (312) 849-8184, if you require additional information or clarification of our responses.

As the Securities Purchase Agreement among the Company and the investors named therein has an outside effectiveness date of April 28, 2006 before liquidated damages penalties take effect, we would appreciate anything you could do to expedite our ability to request that the Registration Statement be declared effective.

Very truly yours,

/s/ Robert H. Tomlinson, Jr.
Robert H. Tomlinson, Jr.
President and Chief Executive Officer

cc: Scott Anderegg